FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

“Same store” sales up 14.3% in March and 8.5% on 1Q08

São Paulo, Brazil, April 15, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] has announced its sales performance for March 2008 (preliminary, unaudited results). The information presented below was calculated based on the consolidated figures in Brazilian Reais according to the Corporate Legislation.

Gross sales totaled R$ 1,832.5 million in March 2008 and net sales totaled R$ 1,558.7 million, up 26.6% and 27.2%, respectively. Note that March sales were positively affected by the calendar effect because of Easter. Last year, the Easter effect had also impacted sales, although this effect was distributed between the months of March and April.

Among the Group’s formats, Extra Hipermercado registered sales growth above the average of the Group, driven by the good performance of non-food and food categories. “Same store” growth at Sendas Distribuidora was very close to the Group’s average, reflecting good Easter sales performance and confirming the positive trend recorded in the recent months.

In the “same store” concept, monthly sales grew by 14.3% in gross terms and by 14.8% in net terms. We believe that the positive calendar effect is responsible for between 70 and 80 basis points of total sales growth. Note that this growth took place even when compared with the 7.6% rise reported in March of last year.

Food products posted good performance (Easter sales) in the “same store” concept, up 14.4% . Non-food products sales are still being fueled by the electronic and general merchandise sub-categories, following the trend from the first months of 2008, and hitting double digit growth (13.7%) .

1Q08 Performance

Company’s gross sales grew by 19.7% in the quarter, reaching R$ 4,991.0 million in the period. Net sales totaled R$ 4,244.2 million, a 20.2% increase compared with the same period of 2007.

In the “same store” concept, gross sales grew by 8.5% in the quarter, while net sales climbed 8.9%, with food products up 7.6% and non-food products up 11.4% .

Among the formats, Pão de Açúcar, Comprebem and Sendas supermarkets were the highlights for the period. Extra Eletro also posted good sales performance, driven by the electronic sub-category (Mundo Entretenimento).

Note: "Same store" sales include stores In operation for at least 12 months. As of November 2007 the "total sales" concept includes by the Assai stores.

The representations contained in this communiqué in connection with the Company’s business outlook, projections, and operating and financial results, and with regard to the Company’s growth potential, are composed of mere estimates and were based on Management expectations concerning the Company’s future. These expectations are highly dependent on market changes, on the Brazilian economy’s performance in general, on business and on international markets, and therefore they are subject to change.
GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Phone: 55 (11) 3886-0421
Fax: 55 (11) 3884-2677

E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 15, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.